Page 1 of 17 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

447011107
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
US1DOCS 6757959v4

CUSIP No. 447011107	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON PN, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON OO, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON CO

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON OO, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON PN, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON OO, BD

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON PN, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON OO, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON CO

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,629,077 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent*
14	TYPE OF REPORTING PERSON IN, HC

*  See Item 3 and Item 5 below.

CUSIP No. 447011107	Page 12 of 17 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Common Shares"), of Huntsman Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this Schedule 13D are Citadel Investment Group, L.L.C., a Delaware limited liability company ("CIG"), Citadel Limited Partnership, a Delaware limited partnership ("CLP"), Citadel Equity Fund Ltd., a Cayman Islands company ("CEF"), Citadel Investment Group II, L.L.C., a Delaware limited liability company ("CIG-II"), Citadel Holdings I LP, a Delaware limited partnership ("CH-I"), Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), Citadel Holdings II LP, a Delaware limited partnership ("CH-II"), Citadel Advisors LLC, a Delaware limited liability company ("Citadel Advisors"), Citadel Derivatives Trading Ltd., a Cayman Islands company ("CDT"), and Kenneth Griffin, a natural person ("Griffin" and, together with CIG, CLP, CEF, CIG-II, CH-I, CDG, CH-II, Citadel Advisors and CDT, the "Reporting Persons").

CIG provides general administrative and investment-related services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Exhibit 99.2 attached hereto.

CLP provides portfolio management services to investment funds. CLP is the managing member of Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager for CEF and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for each such entity.

CEF is a private investment fund and a wholly-owned subsidiary of Citadel Holdings Ltd., a Cayman Islands company ("CH"). CH is a subsidiary of CW and CKGSF. CW and CKGSF are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Exhibit 99.2 attached hereto. Neither CW, CKGSF nor CH has control over the voting or disposition of securities held by CEF.

CIG-II is the general partner of CH-I and CH-II. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG-II is set forth on Exhibit 99.2 attached hereto.

CH-I is the non-member manager of CDG and, in such capacity, makes all of the investment decisions for CDG.

CDG is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis. Citadel Derivatives Group Investors LLC, a Delaware limited liability company ("CDGI") and CLP Holdings II LLC, a Delaware limited liability company ("CLP II Holdings"), are the owners of CDG. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Exhibit 99.2 attached hereto. Neither CDGI nor CLP Holdings II has control over the voting or disposition of securities held by CDG.

CUSIP No. 447011107	Page 13 of 17 Pages

CH-II is the managing member of Citadel Advisors. Citadel Advisors is the portfolio manager for CDT and, in such capacity, makes all of the investment decisions for CDT. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Citadel Advisors is set forth on Exhibit 99.2 attached hereto.

CDT is a private investment fund. Citadel Tactical Trading LLC, a Delaware limited liability company ("CTT-US"), Citadel Tactical Trading Ltd., a Cayman Islands company ("CTT-Cayman"), and CLP Holdings, LLC, a Delaware limited liability company (“CLP Holdings”), are the owners of CDT. CTT-US and CTT-Cayman are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDT is set forth on Exhibit 99.2 attached hereto. Neither CTT-US, CTT-Cayman nor CLP Holdings has control over the voting and disposition of shares held by CDT.

Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CIG and CIG-II. Griffin is a United States citizen.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons and, to the best of each of the Reporting Persons' knowledge, none of the executive officers or directors listed on Exhibit 99.2 attached hereto has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons and, to the best of each of the Reporting Persons' knowledge, none of the executive officers or directors listed on Exhibit 99.2 attached hereto has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons utilized available cash assets in the aggregate amount of approximately $356,000,000 to acquire beneficial ownership of the 18,629,077 shares of Common Shares reported herein. Funds for the purchase of beneficial ownership of such Common Shares were derived from general working capital. For purposes of the Reporting Persons, "general working capital" includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

The Issuer, Hexion Specialty Chemicals, Inc. ("Hexion") and Hexion, Nimbus Merger Sub, Inc., a wholly-owned subsidiary of Hexion ("Nimbus"), entered into a merger agreement dated as of July 12, 2007 pursuant to which Hexion agreed to purchase the Issuer on the terms and conditions set forth therein (the "Proposed Merger"). On or about June 18, 2008, a public dispute arose involving the Issuer, Hexion, Nimbus and certain related parties in connection with the Proposed Merger (the "Dispute"). Litigation relating to the Dispute has been commenced in several jurisdictions.

CUSIP No. 447011107	Page 14 of 17 Pages

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer's Common Stock, the Issuer's operations, assets, prospects, and business development, the Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, the status of the Dispute, as well as other investment considerations. The Reporting Persons have discussed and may in the future discuss their investment in the Issuer and the foregoing investment considerations with other shareholders, management, the Board of Directors, existing or potential strategic partners or competitors of the Issuer, other investors, industry analysts, Hexion and/or others and may take actions intended to facilitate the closing of the transactions contemplated by the Proposed Merger, including supporting actions taken by the Issuer, Hexion or other investors, taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer or offering to provide financing for the Proposed Merger (including in the form of an investment in Hexion) or any of the foregoing. These considerations, these discussions and other factors may result in the Reporting Persons acquiring additional Issuer securities, hedging their investment in Issuer securities or selling, trading or otherwise disposing of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests. There is no assurance that the Reporting Persons will take any such actions.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (the "Lenders") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 18,629,077 shares
Percentage of shares: 7.95%[1]
(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 18,629,077 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 18,629,077 shares
(c)
The table attached hereto as Exhibit 99.3 sets forth the transactions effected by the Reporting Persons in the Common Shares (and options to purchase or sell such Common Shares) during the last 60 days and through 1:00 p.m. (CDT) on the date of the filing of this Schedule 13D. All such transactions were open market transactions and some transactions were effected in the capacity as a market maker.

1  According to the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2008, there were 234,462,747 Common Shares issued and outstanding as of May 2, 2008.

CUSIP No. 447011107	Page 15 of 17 Pages

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER

The Reporting Persons have entered into cash-settled total return swap transactions that reference Common Shares (the "Total Return Equity Swaps") with certain dealers. Each of the Total Return Equity Swaps is documented using a framework established by the International Swaps and Derivatives Association, Inc. ("ISDA") and based on ISDA model agreements. The Total Return Equity Swaps provide to the Reporting Persons "long" economic exposure to the total return on 3,561,700 Common Shares (or approximately 1.5% of the Common Shares outstanding). The Total Return Equity Swaps do not give the Reporting Persons voting, investment or dispositive control over any securities of the Issuer and do not require the derivatives dealers to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in the Total Return Equity Swaps or that may be held from time to time by any counterparties to the contracts (whether held as hedges or otherwise).

In addition, the Reporting Persons have entered into credit default swap transactions that reference the Issuer’s debt (the “Credit Default Swaps”) with certain dealers. Each of the Credit Default Swaps is documented using a framework established by ISDA and is based on ISDA model agreements. The Credit Default Swaps give the swap buyer the right to sell to the swap seller a specified quantity of the Issuer’s senior unsecured debt to the seller upon the occurrence of certain specified credit events, during a specified time period, and for a payment equal to the par value of those debt instruments. In exchange for these rights obtained by the Credit Default Swap buyer, the buyer makes a premium payment to the seller. The Reporting Persons entered some of the Credit Default Swaps as buyer and entered some as seller, and have net long exposure to the Issuer’s credit as a result of these transactions.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement for Schedule 13D
Exhibit 99.2:	Information concerning Directors and Officers
Exhibit 99.3:	Transaction Listing Required by Item 5(c)

CUSIP No. 447011107	Page 16 of 17 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of August, 2008

CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CUSIP No. 447011107	Page 17 of 17 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
  its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Authorized Signatory
KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.